UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Fleet Financial Group, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    338915101
          -------------------------------------------------------------
                                 (CUSIP Number)

   Michael T. Tokarz                            With a copy to:
   KKR Associates, Whitehall
   Associates, LP.                              Lee Meyerson, Esq.
   and KKR Partners II, LP.                     Simpson Thacher & Bartlett
   c/o Kohlberg Kravis Roberts & Co.            425 Lexington Avenue
   9 West 57th Street                           New York, New York  10017-3909
   New York, New York  10019                    (212) 455-2000
   (212) 750-8300

 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                December 31, 1995
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

     Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies  of this statement, including  all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  338915101


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KKR Associates
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/

                                                                  (b) /__/

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

           OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              /__/


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
                                        7             SOLE VOTING POWER
          NUMBER OF
           SHARES                                          26,385,890
    BENEFICIALLY OWNED BY               8             SHARED VOTING POWER
            EACH
          REPORTING                                        0
           PERSON
            WITH                        9             SOLE DISPOSITIVE
                                                      POWER

                                                           26,385,890
                                       10            SHARED DISPOSITIVE POWER

                                                           0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,385,890
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /__/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.8%

 14   TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  338915101


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Whitehall Associates, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /__/

                                                                     (b) /__/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES               26,156,062
BENEFICIALLY   8   SHARED VOTING POWER
 OWNED BY
    EACH                0
 REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                        26,156,062
              10   SHARED DISPOSITIVE POWER

                        0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,156,062
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /__/

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

 14  TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  338915101


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR Partners II, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /__/

                                                                     (b) /__/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                                         7              SOLE VOTING POWER
          NUMBER OF
           SHARES                                            229,828
    BENEFICIALLY OWNED BY                8              SHARED VOTING POWER
            EACH
          REPORTING                                          0
           PERSON
            WITH                         9              SOLE DISPOSITIVE POWER

                                                             229,828
                                         10             SHARED DISPOSITIVE
                                                        POWER

                                                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          229,828
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%

 14  TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D



     The Statement on Schedule 13D (as previously amended, the "Schedule 13D")

relating to the shares of common stock, $1.00 par value ("Common Stock"), of

Fleet Financial Group, Inc., a Rhode Island corporation (the "Issuer"), as previously filed on July 22, 1991 and amended on May 19, 1992, by KKR

Associates, Whitehall Associates, L.P. and KKR Partners II, L.P. (the

"Reporting Persons") is hereby amended and restated in its entirety as required by the provisions of Regulation S-T.  The purpose of this amendment is to reflect the acquisition of Common Stock by the Reporting Persons pursuant to the Exchange Agreement and the transactions related thereto, all as further described below.



Item 1.   Security and the Issuer.

     This amendment relates to the shares of Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 50 Kennedy Plaza,

Providence, Rhode Island  02903.



Item 2.  Identity and Background.

     This Statement is being filed jointly by Whitehall Associates, L.P., a

Delaware limited partnership ("Whitehall Associates"), KKR Partners II, L.P., a

Delaware limited partnership ("KKR Partners II," together with Whitehall

Associates, the "Partnerships") and KKR Associates, a New York limited partnership ("KKR Associates").

     Whitehall Associates and KKR Partners II are principally engaged in the business of investing in securities.  The address of their principal businesses and offices is 9 West 57th Street, New York, New York 10019.

     The sole general partner of each of Whitehall Associates and KKR Partners

II is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies. The address of its principal business and office is 9 West 57th Street, New York, New York

10019.

     Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E.

Raether, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael T.

Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly

are the general partners of KKR Associates.  Messrs. Kravis, Roberts,

MacDonnell, Raether, Michelson, Fox, Greene, Tokarz, Golkin, Robbins, Stuart

and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a general partner of Kohlberg Kravis

Roberts & Co. ("KKR"), a private investment firm, the addresses of which are 9

West 57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200,

Menlo Park, California 94025.  The business address of Messrs. Kravis, Raether,

Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, New York, New York

10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Fox,

Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California

94025.

     During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item

2:  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On December 31, 1995, the Partnerships entered into an Exchange Agreement

(the "Exchange Agreement") with the Issuer and Fleet Banking Group, Inc.

("FBG"), a wholly-owned subsidiary of the Issuer, to exchange the 1,415,000 shares of Dual Convertible Preferred Stock ("DCP Shares") owned by the

Partnerships for 19,885,890 shares of Common Stock (the "Exchanged Common

Stock").  The Partnerships continue to hold Common Stock Purchase Rights exercisable for 6,500,000 shares of Common Stock, as described below.

     The Exchanged Common Stock was acquired in exchange for the DCP Shares pursuant to the Exchange Agreement.  No cash consideration was paid for the

Exchanged Common Stock.

     The Partnerships originally acquired the DCP Shares from the Issuer on

July 12, 1991 (the "Original Issue Date") in a private transaction for an aggregate cash purchase price of $283,000,000.  These shares were purchased in connection with the acquisition and recapitalization by the Issuer of the New

Bank of New England, N.A., New Connecticut Bank & Trust Company, N.A. and New

Maine National Bank (the "Bridge Banks") with the assistance of the Federal

Deposit Insurance Corporation (the "FDIC").  At the time the Exchange Agreement was executed, the DCP Shares were convertible into an aggregate of 16,033,994 shares of Common Stock (equivalent to a conversion price of $17.65 per share,

subject to customary anti-dilution adjustments).

     In addition, on the Original Issue Date, the Partnerships also received from the Issuer, for no additional consideration, Common Stock Purchase Rights,

which are exercisable at any time, to purchase 6,500,000 shares of Common Stock

(the "Rights") at a price of $17.65 per share (subject to customary anti-

dilution adjustments).  The Rights provide that upon the exercise thereof the

Issuer will have the option to pay the holder cash, in lieu of issuing any shares of Common Stock, in an amount equal to the "spread" between the exercise price and the then-market value of the Common Stock.  The aggregate exercise price of the Rights would be $114,725,000 if all the Rights are exercised and the Issuer does not elect to pay the "spread" in cash in lieu of issuing shares of its Common Stock.

     The source of funds for the original purchase by the Partnerships of the

DCP Shares was capital contributions by the general and limited partners of the

Partnerships.  It is expected that the source of funds for any exercise of the

Rights by the Partnerships in the future would be capital contributions at the time of such exercise by the general and limited partners of the Partnerships.



Item 4.  Purpose of Transaction.

     The acquisition of the DCP Shares and the Rights by the Partnerships was

made solely for investment purposes to provide a portion of the capital necessary for the Issuer to acquire the Bridge Banks from the FDIC.  The acquisition of the Exchanged Common Stock by the Partnerships was made solely for investment purposes.

     Subject to certain restrictions set forth in the Stock Purchase Agreement,

dated as of July 12, 1991, among the Issuer, FBG and the Partnerships (the

"Stock Purchase Agreement"), as amended by the Exchange Agreement (the "Amended

Stock Purchase Agreement"), and applicable banking laws and regulations, the

Reporting Persons may (but have no present plan or proposal to) make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions, depending on the Reporting Persons'

evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock and other securities of the Issuer, other opportunities available to the Reporting Persons, general economic conditions,

monetary and stock market conditions, other regulatory approvals and other future developments.  Depending upon, among other things, the factors set forth above and subject to certain restrictions set forth in the Amended Stock

Purchase Agreement, the Reporting Persons may (but have no present plan or proposal to) dispose of all or a part of their investment in securities of the

Issuer at any time.  For further information concerning the restrictions contained in the Amended Stock Purchase Agreement on the acquisition and disposition by the Partnerships of certain securities of the Issuer, see Item 6 below.

     The Reporting Persons have no plans or proposals which relate to or would result in:

               (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (4) any material change in the present capitalization or dividend policy of the Issuer;

               (5) any other material change in the Issuer's business or corporate structure;

               (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (8) causing a class of equity securities of the Issuer to become eligible for termination of Registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (9) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

     As a result of the consummation of the transactions contemplated by the

Exchange Agreement, Whitehall Associates and KKR Partners II may be deemed to beneficially own 26,156,062 and 229,828 shares of Common Stock, respectively,

by virtue of their ownership of the shares of Exchanged Common Stock and the

Rights. Such shares would constitute approximately 9.8% of the total number of shares of the Common Stock outstanding as of December 31, 1995 (based on information provided by the Issuer to the Partnerships), after giving effect to the issuance of an additional 6,500,000 shares of Common Stock upon the exercise of the Rights.  At the time the Exchange Agreement was executed, none of the DCP Shares had been converted into Common Stock.  As of the date hereof,

none of the Rights have been exercised.

     Whitehall Associates and KKR Partners II, acting through their sole general partner, KKR Associates, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Exchanged Common

Stock and any shares of Common Stock received upon exercise of the Rights.  As a result, KKR Associates may be deemed to beneficially own any shares of Common

Stock deemed to be beneficially owned by Whitehall Associates and KKR Partners

II.  Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Fox,

Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly, the general partners of

KKR Associates, has shared power to vote or to direct the vote, and to dispose or to direct the disposition of, any shares of Common Stock that may be deemed to be beneficially owned by KKR Associates.  As a result, each of the general partners of KKR Associates may be deemed to beneficially own the shares of

Common Stock that KKR Associates may be deemed to beneficially own.

     To the best knowledge of each of the Reporting Persons, none of the

Reporting Persons and no other person named in Item 2 has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed herein.

     Whitehall Associates and KKR Partners II have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Exchanged Common Stock and shares of Common Stock which

Whitehall Associates and KKR Partners II are entitled to purchase pursuant to the Rights.  To the best knowledge of the Reporting Persons, no person, other than Whitehall Associates and KKR Partners II and the respective partners of

Whitehall Associates and KKR Partners II, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Exchanged Common Stock or shares of Common Stock which Whitehall

Associates and KKR Partners II are entitled to purchase pursuant to the Rights.


Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

     The Stock Purchase Agreement and the agreements and instruments attached as exhibits thereto set forth the original agreement of the Partnerships to acquire the DCP Shares and the Rights and related matters, including certain agreements with respect to the voting or disposition of the DCP Shares and the

Rights and the securities issuable upon the conversion or exercise thereof.

The Exchange Agreement sets forth the agreement of the Partnerships to exchange the DCP Shares for the Exchanged Common Stock and certain agreements related thereto, including agreements with respect to the transfer or disposition of the Exchanged Common Stock and shares of Common Stock issuable upon exercise of the Rights.  Except as amended by the Exchange Agreement, the Stock Purchase

Agreement remains in full force and effect.

     The Amended Stock Purchase Agreement provides that the Partnerships may not transfer or otherwise dispose of any Rights except to a "Permitted

Transferee"  (defined to include the limited and general partners in the

Partnerships and their affiliates and successors).  The holders of the Rights have no voting rights.

     Pursuant to the Amended Stock Purchase Agreement, the Partnerships agreed that prior to January 22, 1996, they would not transfer or otherwise dispose of beneficial or economic ownership of the Exchanged Common Stock or any shares of

Common Stock received upon exercise of the Rights.  From and after January 22,

1996, the Exchanged Common Stock and any shares of Common Stock acquired by the

Partnerships upon exercise of the Rights may be transferred or disposed of by the Partnerships to a Permitted Transferee or to persons who would not, as a result, beneficially own 5% or more of the Common Stock, except that the

Partnerships (i) may tender the Exchanged Common Stock and any shares of Common

Stock received upon exercise of the Rights in certain tender or exchange offers

(subject to a right of first refusal by the Issuer in the case of certain tender or exchange offers which the Board of Directors of the Issuer has advised shareholders of the Issuer to reject), and (ii) may sell the Exchanged

Common Stock and shares of Common Stock received upon exercise of the Rights in a widely distributed underwritten public offering.

     Pursuant to the Amended Stock Purchase Agreement, the Partnerships have also agreed that until the later of July 15, 1997 or the date on which the

Partnerships beneficially own less than 3% of the outstanding Common Stock (the

"Standstill Period"), the Partnerships and their affiliates will not, subject to certain exceptions specified in the Amended Stock Purchase Agreement (i)

acquire beneficial ownership of any additional Voting Securities (as defined in the Amended Stock Purchase Agreement), except in certain limited circumstances involving the issuance by the Issuer of shares of Common Stock, or securities convertible into or exercisable for Common Stock, at a price below the exercise price for the Rights, (ii) make any public announcement with respect to, or submit to the Issuer any proposal for, the acquisition of any Voting Securities or a merger, consolidation or other business combination involving the Issuer,

whether or not the Partnerships or their affiliates are involved, unless the

Issuer has made a written request to the Partnerships to submit such proposal,

(iii) participate in the solicitation of proxies to vote any Voting Securities,

or become a participant in any election contest, as such terms are defined in

Regulation 14A under the Act, (iv) deposit any Voting Securities in a voting trust or subject them to an arrangement with similar effect (other than the granting of revocable proxies), or (v) form or join a partnership, syndicate or other group (as defined in Section 13(d) of the Exchange Act) with respect to any Voting Securities, other than a group of which only the Partnerships or their affiliates are members.

     In addition, the Partnerships agreed that (i) during the Standstill Period they would comply with the provisions of certain commitments made by the

Partnerships to the Federal Reserve Board in 1991 in connection with the

Partnerships' original acquisition of the DCP Shares and the Rights, regardless of whether such commitments are terminated by the Federal Reserve Board, and

(ii) if during the Standstill Period their beneficial ownership of Common Stock causes them to be an "affiliate" of the Issuer for pooling of interest accounting purposes, and the Issuer proposes to enter into a business combination to be accounted for as a pooling, the Partnerships would execute and deliver an affiliate letter pursuant to which the Partnerships would agree not to dispose of their Common Stock in any disposition which would cause the

Issuer to fail to obtain such accounting treatment.

     A Registration Rights Agreement, dated as of July 12, 1991, among the

Issuer, the Partnerships and FBG (the "Registration Rights Agreement"),

provided holders of the DCP Shares and continues to provide holders of the

Rights with certain registration rights under federal and state securities laws with respect to the securities of the Issuer.  Pursuant to the Exchange

Agreement, the Registration Rights Agreement  (a copy of which was previously filed as Exhibit 2(d) to the Schedule 13D) was amended to include the Exchanged

Common Stock as registrable securities thereunder.

     The above descriptions of the Stock Purchase Agreement, the Registration

Rights Agreement and the Exchange Agreement and related matters set forth in this Item and in Items 3, 4, and 5 are summaries and are qualified in their entirety by reference to the complete texts of such documents which are contained in Exhibits 2(a)-(e) hereto and incorporated herein by reference.

     Except as set forth in this Schedule 13D as amended and restated, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.



Item  7.  Material to Be Filed as Exhibits.

*1. Joint Filing Agreement, dated July 22, 1991, among Whitehall Associates, KKR Partners II and KKR Associates relating to the filing of a joint statement on Schedule 13D.

*2(a) Stock Purchase Agreement, dated as of July 12, 1991, among the Issuer, FBG and the Partnerships.

*2(b) Certificate of Designations for the DCP Shares, as filed with the Secretary of State of Rhode Island.

*2(c)  Form of Rights Certificate for the Stock Purchase Rights.

*2(d) Registration Rights Agreement, dated as of July 12, 1991 among the Issuer, FBG and the Partnerships.

2(e) Exchange Agreement dated as of December 31, 1995 among the Issuer, FBG, and the Partnerships.

*  Previously filed in paper format.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this Statement is true, complete and correct.




                                  WHITEHALL ASSOCIATES, L.P.

                                  By: KKR Associates
                                      General Partner


                                  By:/s/ Michael T. Tokarz
                                     --------------------------
                                     Name: Michael T. Tokarz
                                     Title:  General Partner


                                  KKR PARTNERS II, L.P.


                                  By:/s/ Michael T. Tokarz
                                     --------------------------
                                     Name: Michael T. Tokarz
                                     Title: General Partner


                                  KKR ASSOCIATES


                                  By:/s/ Michael T. Tokarz
                                     --------------------------
                                     Name: Michael T. Tokarz
                                     Title:  General Partner





DATED:  January 2, 1996

                                  EXHIBIT LIST



EXHIBIT NO.               TITLE

*1. Joint Filing Agreement, dated July 22, 1991, among Whitehall Associates, KKR Partners II and KKR Associates relating to the filing of a joint statement on Schedule 13D.

*2(a)     Stock Purchase Agreement, dated as of July 12,
          1991, among the Issuer, FBG and the Partnerships.

*2(b) Certificate of Designations for the DCP Shares, as filed with the Secretary of State of Rhode Island.

*2(c)     Form of Rights Certificate for the Stock Purchase
          Rights.

*2(d)     Registration Rights Agreement, dated as of July 12,
          1991 among the Issuer, FBG and the Partnerships.

2(e) Exchange Agreement dated as of December 31, 1995 among the Issuer, FBG, and the Partnerships.



*  Previously filed in paper format.